Exhibit 1

CREATIVE TECHNOLOGY LTD

(Incorporated in Singapore)

RESULTS OF ANNUAL GENERAL MEETING

Creative Technology Ltd (the “Company”) is pleased to announce that at the conclusion of the Annual General Meeting (“AGM”) of shareholders held today, all the resolutions set out in the Notice of AGM of the Company dated 10 October 2008 have been successfully adopted and passed by its shareholders.

Ng Keh Long

Company Secretary

31 October 2008